FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and half-year ended September 30, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 3, 2010	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Assistant General Manager

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
 (` in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,309.10	6,656.94	12,121.64	13,790.38	25,706.93
	a) Interest/discount on advances/bills	3,949.17	4,493.03	7,727.70	9,579.59	17,372.73
	b) Income on investments	1,916.13	1,627.99	3,574.68	3,204.09	6,466.35
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	82.30	185.68	180.36	386.40	624.99
	d) Others	361.50	350.24	638.90	620.30	1,242.86
2.	Other income	1,577.93	1,823.79	3,258.44	3,913.67	7,477.65
3.	TOTAL INCOME (1)+(2)	7,887.03	8,480.73	15,380.08	17,704.05	33,184.58
4.	Interest expended	4,104.72	4,620.87	7,926.21	9,769.05	17,592.57
5.	Operating expenses (e)+(f)+(g)	1,570.37	1,424.53	3,053.86	2,970.55	5,859.83
	e) Employee cost	624.26	449.55	1,199.85	916.07	1,925.79
	f) Direct marketing expenses	35.48	20.90	71.29	48.40	125.48
	g) Other operating expenses	910.63	954.08	1,782.72	2,006.08	3,808.56
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	5,675.09	6,045.40	10,980.07	12,739.60	23,452.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,211.94	2,435.33	4,400.01	4,964.45	9,732.18
8.	Provisions (other than tax) and contingencies	641.14	1,071.30	1,438.96	2,394.95	4,386.86
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,570.80	1,364.03	2,961.05	2,569.50	5,345.32
11.	Tax expense (h)+(i)	334.53	323.90	698.80	651.15	1,320.34
	h) Current period tax	495.10	402.29	1,010.20	795.34	1,600.78
	i) Deferred tax adjustment	(160.57)	(78.39)	(311.40)	(144.19)	(280.44)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,236.27	1,040.13	2,262.25	1,918.35	4,024.98
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,236.27	1,040.13	2,262.25	1,918.35	4,024.98
15.	Paid-up equity share capital (face value ` 10/-)	1,150.83	1,113.60	1,150.83	1,113.60	1,114.89
16.	Reserves excluding revaluation reserves	52,824.02	50,144.66	52,824.02	50,144.66	50,503.48
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..
	ii) Capital adequacy ratio	20.23%	17.69%	20.23%	17.69%	19.41%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in `)	10.91	9.34	20.11	17.23	36.14
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in `)	10.86	9.30	20.03	17.17	35.99

 (` in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
18.	NPA Ratio1,2
	i) Gross non-performing advances (net of write-off)	10,141.16	9,200.89	10,141.16	9,200.89	9,480.65
	ii) Net non-performing advances	3,145.23	4,499.05	3,145.23	4,499.05	3,841.11
	iii) % of gross non-performing advances (net of write-off) to gross advances	5.03%	4.69%	5.03%	4.69%	5.06%
	iv) % of net non-performing advances to net advances	1.62%	2.36%	1.62%	2.36%	2.12%
19.	Return on assets (annualised)	1.31%	1.17%	1.23%	1.06%	1.13%
20.	Public shareholding
	i) No. of shares	1,147,919,537	1,113,564,145	1,147,919,537	1,113,564,145	1,114,845,314
	ii) Percentage of shareholding	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
1.
At June 30, 2010, the gross non-performing advances (net of write-off) were ` 9,829.03 crore and the net non-performing advances were ` 3,456.18 crore. The percentage of gross non-performing advances (net of write-off) to gross advances (net of write-off) was 5.14% and percentage of net non-performing advances to net advances was 1.87% at June 30, 2010.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.24% and net non-performing customer assets to net customer assets was 1.37% at September 30, 2010. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(` in crore)
Particulars	At
	September 30, 2010	September 30, 2009	March 31, 2010
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,150.83	1,113.60	1,114.89
Reserves and surplus	52,824.02	50,144.66	50,503.48
Deposits	223,094.12	197,832.05	202,016.60
Borrowings (includes preference shares and subordinated debt)	97,009.75	100,123.15	94,263.57
Other liabilities	15,919.28	17,160.68	15,501.17
Total Capital and Liabilities	389,998.00	366,374.14	363,399.71

Assets
Cash and balances with Reserve Bank of India	22,867.21	20,038.84	27,514.29
Balances with banks and money at call and short notice	11,980.60	9,227.80	11,359.40
Investments	136,275.51	119,964.82	120,892.80
Advances	194,200.72	190,860.18	181,205.60
Fixed assets	4,780.83	3,551.57	3,212.69
Other assets	19,893.13	22,730.93	19,214.93
Total Assets	389,998.00	366,374.14	363,399.71

CONSOLIDATED FINANCIAL RESULTS
(` in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	March 31, 2010
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,464.55	14,595.85	27,999.86	29,210.91	59,599.77
2.	Net profit	1,394.94	1,144.57	2,485.94	2,179.83	4,670.29
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter/period) (in `)	12.31	10.28	22.10	19.58	41.93
	b) Diluted EPS (not annualised for quarter/period) (in `)	12.23	10.23	21.98	19.49	41.72

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(` in crore)
Sr. No.	Particulars	Three months ended		Half year ended		Year ended
		September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	3,943.78	4,497.08	7,771.56	9,433.26	17,724.41
b	Wholesale Banking	4,625.18	5,041.26	8,840.07	10,635.16	19,254.13
c	Treasury	5,597.34	6,403.42	11,116.14	13,767.01	24,797.80
d	Other Banking	130.73	185.21	204.48	239.12	437.57
	Total revenue	14,297.03	16,126.97	27,932.25	34,074.55	62,213.91
	Less: Inter segment revenue	6,410.00	7,646.24	12,552.17	16,370.50	29,029.33
	Income from operations	7,887.03	8,480.73	15,380.08	17,704.05	33,184.58
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(116.74)	(321.89)	(334.07)	(759.22)	(1,333.51)
b	Wholesale Banking	1,210.68	948.98	2,140.52	1,525.63	3,645.10
c	Treasury	430.97	599.71	1,087.12	1,697.70	2,788.64
d	Other Banking	45.89	137.23	67.48	105.39	245.09
	Total segment results	1,570.80	1,364.03	2,961.05	2,569.50	5,345.32
	Unallocated expenses	..	..	..	..	..
	Profit before tax	1,570.80	1,364.03	2,961.05	2,569.50	5,345.32
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(72,171.99)	(36,027.33)	(72,171.99)	(36,027.33)	(44,905.31)
b	Wholesale Banking	45,168.68	32,727.46	45,168.68	32,727.46	26,929.31
c	Treasury	74,327.81	48,520.41	74,327.81	48,520.41	63,238.40
d	Other Banking	724.74	606.56	724.74	606.56	470.63
e	Unallocated	5,925.61	5,431.16	5,925.61	5,431.16	5,885.34
	Total	53,974.85	51,258.26	53,974.85	51,258.26	51,618.37

Notes on segmental results:
1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by RBI vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of ` 10/- each fully paid-up for every 118 equity shares of ` 10/- each of Bank of Rajasthan. Accordingly, on August 26, 2010, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan and 2,860,170 equity shares have been kept in abeyance pending civil appeal and regulatory direction, which have been included in paid-up capital of the Bank.

3.
The net loss of ICICI Prudential Life Insurance Company (ICICI Life) for the half year ended September 30, 2010 (H1-2011) was ` 100.99 crore and the net profit after tax for the quarter ended September 30, 2010 (Q2-2011) was ` 14.90 crore. In the non-participating policyholders’ funds, there was a surplus of ` 488.88 crore, net of deferred tax, for H1-2011 and ` 254.17 crore, net of deferred tax, for Q2-2011. The surplus in the non-participating funds would be transferred at the end of the financial year based on the appointed actuary’s recommendation. If this surplus were transferred, the net profit after tax of ICICI Life would have been ` 387.89 crore for H1-2011 and ` 269.07 crore for Q2-2011 and the Bank's consolidated net profit after tax would have been ` 2,847.17 crore for H1-2011 and ` 1,582.75 crore for Q2-2011.

4.
The provision coverage ratio of the Bank at September 30, 2010, computed as per the RBI circular dated December 1, 2009, is 69.0% (June 30, 2010: 64.8% and March 31, 2010: 59.5%). The Bank has been permitted by RBI to achieve the stipulated level of 70% in a phased manner by March 31, 2011.

5.	During the three months ended September 30, 2010, the Bank has allotted 1,137,103 equity shares of ` 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the three months ended September 30, 2010:
Opening balance	Additions	Disposals	Closing balance
3	20	23	0
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 29, 2010.
9.
The above unconsolidated financial results for the three months and the half year ended September 30, 2010 are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants. The unconsolidated financial results for the year ended March 31, 2010 have been audited by another firm of chartered accountants.

10.	` 1 crore = ` 10 million.

Place : Mumbai	N. S. Kannan
Date : October 29, 2010	Executive Director & CFO